1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 14, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on February 4, 2014 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors ChinaAMC MSCI All China ETF (formerly, Market Vectors All China ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please disclose the name of the Index in another 485(a) filing. The Staff notes that it will be amenable to a request for acceleration.

	Response 1.	This disclosure has been revised accordingly.

Comment 2.	The Staff notes that the prospectus includes the risk factor “Risk of Investing in Other Funds.” Please confirm that the fee table does not require a line item for acquired fund fees and expenses.

	Response 2.	We hereby confirm that the Fund does not expect to incur acquired fund fees and expenses.

Comment 3.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

	Response 3.	The fee waiver will be in place for at least one year and the Adviser cannot recoup fees or expenses reimbursed.

Comment 4.	Please clarify how the RQFII quota affects the Fund. Specifically, please state in the “Principal Investment Strategies” section that the size of the Fund’s direct investment in A-shares will be limited by the limitations of the RQFII quota of the Sub-Adviser.

	Response 4.	This disclosure has been revised to state that the Fund’s direct investment in A-shares may be limited by the limitations of the Sub-Adviser’s RQFII quota unless the Fund is able to enter into another sub-advisory agreement with another sub-adviser who has an RQFII quota.

Comment 5.	In the 485(a) filing that provides the name of the Index, please also provide the number of securities in the Index and the market capitalization of Index constituents in the “Principal Investment Strategies” section.

	Response 5.	This disclosure has been revised accordingly.

Comment 6.	Please explain how the Fund’s derivative use is consistent with the Trust’s exemptive order (by confirming that it is limited to 20% of the Fund’s total assets) and note the extent to which the Fund will use swaps.

	Response 6.	The Fund has the ability to invest in derivatives consistent with the Trust’s exemptive order but is limited to 20% of the Fund’s total assets. The Fund may use swaps up to 20% of the Fund’s total assets.

Comment 7.	Please note whether the Index is pre-existing or newly-created.

	Response 7.	The Index is pre-existing. It launched on September 7, 2011.

Comment 8.	If applicable, please provide additional disclosure to the “Concentration Risk” section depending on Index constituents.

	Response 8.	This disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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